Subsidiaries of the Registrant

The list below represents the entities that are subsidiaries of the registrant

Subsidiary	Jurisdiction of Formation
SusGlobal Energy Canada Corp.	Federal, Canada
SusGlobal Energy Canada I Ltd.	Ontario, Canada
SusGlobal Energy Belleville Ltd.	Ontario, Canada